Exhibit 99.1

ASX/Media Release (Code: ASX: PRR; NASDAQ: PBMD)

17 October 2017

Corporate Governance Statement & Appendix 4G

SYDNEY, AUSTRALIA - Prima BioMed Ltd (ASX: PRR; NASDAQ: PBMD) (“Prima” or the “Company”) encloses the Corporate Governance Statement for the year ended 30 June 2017, together with the Appendix 4G and an updated Securities Trading Policy effective today.

Prima BioMed Ltd, Level 12, 95 Pitt Street, Sydney NSW 2000

Phone: +61 2 8315 7003 Fax: +61 2 8569 1880

www.primabiomed.com.au     ABN: 90 009 237 889

Rules 4.7.3 and 4.10.31

Appendix 4G

Key to Disclosures

Corporate Governance Council Principles and Recommendations

Name of entity:

Prima BioMed Limited (ASX:PRR)

ABN / ARBN:	Financial year ended:

90 009 237 889	30 June 2017

Our corporate governance statement2 for the above period above can be found at:3

☐	These pages of our annual report:

☒	This URL on our website:

http://primabiomed.com.au/about_us/corporate_governance.php

The Corporate Governance Statement is accurate and up to date as at 28 August 2017 and has been approved by the board.

The annexure includes a key to where our corporate governance disclosures can be located.

Date: 17 October 2017

Print name: Deanne Miller

Signature:
Company Secretary

[1]	Under Listing Rule 4.7.3, an entity must lodge with ASX a completed Appendix 4G at the same time as it lodges its annual report with ASX.

Listing Rule 4.10.3 requires an entity that is included in the official list as an ASX Listing to include in its annual report either a corporate governance statement that meets the requirements of that rule or the URL of the page on its website where such a statement is located. The corporate governance statement must disclose the extent to which the entity has followed the recommendations set by the ASX Corporate Governance Council during the reporting period. If the entity has not followed a recommendation for any part of the reporting period, its corporate governance statement must separately identify that recommendation and the period during which it was not followed and state its reasons for not following the recommendation and what (if any) alternative governance practices it adopted in lieu of the recommendation during that period.

Under Listing Rule 4.7.4, if an entity chooses to include its corporate governance statement on its website rather than in its annual report, it must lodge a copy of the corporate governance statement with ASX at the same time as it lodges its annual report with ASX. The corporate governance statement must be current as at the effective date specified in that statement for the purposes of rule 4.10.3.

[2]	“Corporate governance statement” is defined in Listing Rule 19.12 to mean the statement referred to in Listing Rule 4.10.3 which discloses the extent to which an entity has followed the recommendations set by the ASX Corporate Governance Council during a particular reporting period.
[3]	Mark whichever option is correct and then complete the page number(s) of the annual report, or the URL of the web page, where the entity’s corporate governance statement can be found.

ANNEXURE – KEY TO CORPORATE GOVERNANCE DISCLOSURES

Corporate Governance Council recommendation		We have followed the recommendation in full for the whole of the period above. We have disclosed …	We have NOT followed the recommendation in full for the whole of the period above. We have disclosed …
PRINCIPLE 1 – LAY SOLID FOUNDATIONS FOR MANAGEMENT AND OVERSIGHT

1.1	A listed entity should disclose: (a) the respective roles and responsibilities of its board and management; and (b) those matters expressly reserved to the board and those delegated to management.

… the fact that we follow this recommendation:

☒   in our Corporate Governance Statement

OR

☐   at this location:

[insert location here]

… and information about the respective roles and responsibilities of our board and management (including those matters expressly reserved to the board and those delegated to management):

☐   at this location:

[insert location here]

☐ an explanation why that is so in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable

1.2

A listed entity should:

(a)   undertake appropriate checks before appointing a person, or putting forward to security holders a candidate for election, as a director; and

(b)   provide security holders with all material information in its possession relevant to a decision on whether or not to elect or re-elect a director.

		… the fact that we follow this recommendation: ☒ in our Corporate Governance Statement OR ☐ at this location:	☐ an explanation why that is so in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable

1.3	A listed entity should have a written agreement with each director and senior executive setting out the terms of their appointment.	… the fact that we follow this recommendation: ☒ in our Corporate Governance Statement OR ☐ at this location:	☐ an explanation why that is so in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable

Corporate Governance Council recommendation		We have followed the recommendation in full for the whole of the period above. We have disclosed …	We have NOT followed the recommendation in full for the whole of the period above. We have disclosed …
1.4	The company secretary of a listed entity should be accountable directly to the board, through the chair, on all matters to do with the proper functioning of the board.	… the fact that we follow this recommendation: ☒ in our Corporate Governance Statement OR ☐ at this location: [insert location here]	☐ an explanation why that is so in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable

1.5

A listed entity should:

(a)   have a diversity policy which includes requirements for the board or a relevant committee of the board to set measurable objectives for achieving gender diversity and to assess annually both the objectives and the entity’s progress in achieving them;

(b)   disclose that policy or a summary of it; and

(c)   disclose as at the end of each reporting period the measurable objectives for achieving gender diversity set by the board or a relevant committee of the board in accordance with the entity’s diversity policy and its progress towards achieving them and either:

(1)   the respective proportions of men and women on the board, in senior executive positions and across the whole organisation (including how the entity has defined “senior executive” for these purposes); or

(2)   if the entity is a “relevant employer” under the Workplace Gender Equality Act, the entity’s most recent “Gender Equality Indicators”, as defined in and published under that Act.

… the fact that we have a diversity policy that complies with paragraph (a):

☐   in our Corporate Governance Statement

OR

☐   at this location:

[insert location here]

… and a copy of our diversity policy or a summary of it:

☐   at this location:

[insert location here]

… the measurable objectives for achieving gender diversity set by the board or a relevant committee of the board in accordance with our diversity policy and our progress towards achieving them:

☐   in our Corporate Governance Statement

OR

☐   at this location:

[insert location here]

… and the information referred to in paragraphs (c)(1) or (2):

☐   in our Corporate Governance Statement

OR

☐   at this location:

[insert location here]

☒ an explanation why that is so in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable

Corporate Governance Council recommendation	We have followed the recommendation in full for the whole of the period above. We have disclosed …	We have NOT followed the recommendation in full for the whole of the period above. We have disclosed …
1.6

A listed entity should:

(a)   have and disclose a process for periodically evaluating the performance of the board, its committees and individual directors; and

(b)   disclose, in relation to each reporting period, whether a performance evaluation was undertaken in the reporting period in accordance with that process.

… the evaluation process referred to in paragraph (a):

☒   in our Corporate Governance Statement

OR

☐   at this location:

[insert location here]

… and the information referred to in paragraph (b):

☒   in our Corporate Governance Statement

OR

☐   at this location:

[insert location here]

☐ an explanation why that is so in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable

1.7

A listed entity should:

(a)   have and disclose a process for periodically evaluating the performance of its senior executives; and

(b)   disclose, in relation to each reporting period, whether a performance evaluation was undertaken in the reporting period in accordance with that process.

… the evaluation process referred to in paragraph (a):

☒   in our Corporate Governance Statement

OR

☐   at this location:

[insert location here]

… and the information referred to in paragraph (b):

☒   in our Corporate Governance Statement

OR

☐   at this location:

[insert location here]

☐ an explanation why that is so in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable

Corporate Governance Council recommendation	We have followed the recommendation in full for the whole of the period above. We have disclosed …	We have NOT followed the recommendation in full for the whole of the period above. We have disclosed …
PRINCIPLE 2 – STRUCTURE THE BOARD TO ADD VALUE

2.1

The board of a listed entity should:

(a)   have a nomination committee which:

(1)   has at least three members, a majority of whom are independent directors; and

(2)   is chaired by an independent director,

and disclose:

(3)   the charter of the committee;

(4)   the members of the committee; and

(5)   as at the end of each reporting period, the number of times the committee met throughout the period and the individual attendances of the members at those meetings; or

(b)   if it does not have a nomination committee, disclose that fact and the processes it employs to address board succession issues and to ensure that the board has the appropriate balance of skills, knowledge, experience, independence and diversity to enable it to discharge its duties and responsibilities effectively.

[If the entity complies with paragraph (a):]

… the fact that we have a nomination committee that complies with paragraphs (1) and (2):

☐   in our Corporate Governance Statement

OR

☐   at this location:

[insert location here]

… and a copy of the charter of the committee:

☐   at this location:

[insert location here]

… and the information referred to in paragraphs (4) and (5):

☐   in our Corporate Governance Statement

OR

☐   at this location:

[insert location here]

[If the entity complies with paragraph (b):]

… the fact that we do not have a nomination committee and the processes we employ to address board succession issues and to ensure that the board has the appropriate balance of skills, knowledge, experience, independence and diversity to enable it to discharge its duties and responsibilities effectively:

☒   in our Corporate Governance Statement

OR

☐   at this location:

☒ an explanation why that is so in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable

Corporate Governance Council recommendation		We have followed the recommendation in full for the whole of the period above. We have disclosed …	We have NOT followed the recommendation in full for the whole of the period above. We have disclosed …
2.2	A listed entity should have and disclose a board skills matrix setting out the mix of skills and diversity that the board currently has or is looking to achieve in its membership.	… our board skills matrix: ☐ in our Corporate Governance Statement OR ☒ at this location: http://www.primabiomed.com.au/ about_us/corporate_governance.php	☐ an explanation why that is so in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable

2.3

A listed entity should disclose:

(a)   the names of the directors considered by the board to be independent directors;

(b)   if a director has an interest, position, association or relationship of the type described in Box 2.3 but the board is of the opinion that it does not compromise the independence of the director, the nature of the interest, position, association or relationship in question and an explanation of why the board is of that opinion; and

(c)   the length of service of each director.

… the names of the directors considered by the board to be independent directors:

☒   in our Corporate Governance Statement

OR

☐   at this location:

[insert location here]

… where applicable, the information referred to in paragraph (b):

☐   in our Corporate Governance Statement

OR

☐   at this location:

[insert location here]

… the length of service of each director:

☒   in our Corporate Governance Statement

OR

☐   at this location:

☐ an explanation why that is so in our Corporate Governance Statement

2.4	A majority of the board of a listed entity should be independent directors.	… the fact that we follow this recommendation: ☒ in our Corporate Governance Statement OR ☐ at this location:	☐ an explanation why that is so in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable

Corporate Governance Council recommendation		We have followed the recommendation in full for the whole of the period above. We have disclosed …	We have NOT followed the recommendation in full for the whole of the period above. We have disclosed …
2.5	The chair of the board of a listed entity should be an independent director and, in particular, should not be the same person as the CEO of the entity.	… the fact that we follow this recommendation: ☒ in our Corporate Governance Statement OR ☐ at this location: [insert location here]	☐ an explanation why that is so in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable

2.6	A listed entity should have a program for inducting new directors and provide appropriate professional development opportunities for directors to develop and maintain the skills and knowledge needed to perform their role as directors effectively.	… the fact that we follow this recommendation: ☒ in our Corporate Governance Statement OR ☐ at this location:	☐ an explanation why that is so in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable

PRINCIPLE 3 – ACT ETHICALLY AND RESPONSIBLY

3.1	A listed entity should: (a) have a code of conduct for its directors, senior executives and employees; and (b) disclose that code or a summary of it.	… our code of conduct or a summary of it: ☐ in our Corporate Governance Statement OR ☒ at this location: http://www.primabiomed.com.au/ about_us/corporate_governance.php	☐ an explanation why that is so in our Corporate Governance Statement

Corporate Governance Council recommendation	We have followed the recommendation in full for the whole of the period above. We have disclosed …	We have NOT followed the recommendation in full for the whole of the period above. We have disclosed …
PRINCIPLE 4 – SAFEGUARD INTEGRITY IN CORPORATE REPORTING

4.1

The board of a listed entity should:

(a)   have an audit committee which:

(1)   has at least three members, all of whom are non-executive directors and a majority of whom are independent directors; and

(2)   is chaired by an independent director, who is not the chair of the board,

and disclose:

(3)   the charter of the committee;

(4)   the relevant qualifications and experience of the members of the committee; and

(5)   in relation to each reporting period, the number of times the committee met throughout the period and the individual attendances of the members at those meetings; or

(b)   if it does not have an audit committee, disclose that fact and the processes it employs that independently verify and safeguard the integrity of its corporate reporting, including the processes for the appointment and removal of the external auditor and the rotation of the audit engagement partner.

[If the entity complies with paragraph (a):]

… the fact that we have an audit committee that complies with paragraphs (1) and (2):

☒   in our Corporate Governance Statement

OR

☐   at this location:

[insert location here]

… and a copy of the charter of the committee:

☒   at this location:

http://www.primabiomed.com.au/
about_us/corporate_governance.php

… and the information referred to in paragraphs (4) and (5):

☐   in our Corporate Governance Statement

OR

☒   at this location:

Annual Report at pages 10 to 13.

[If the entity complies with paragraph (b):]

… the fact that we do not have an audit committee and the processes we employ that independently verify and safeguard the integrity of our corporate reporting, including the processes for the appointment and removal of the external auditor and the rotation of the audit engagement partner:

☐   in our Corporate Governance Statement

OR

☐   at this location:

[insert location here]

☐ an explanation why that is so in our Corporate Governance Statement

Corporate Governance Council recommendation		We have followed the recommendation in full for the whole of the period above. We have disclosed …	We have NOT followed the recommendation in full for the whole of the period above. We have disclosed …
4.2	The board of a listed entity should, before it approves the entity’s financial statements for a financial period, receive from its CEO and CFO a declaration that, in their opinion, the financial records of the entity have been properly maintained and that the financial statements comply with the appropriate accounting standards and give a true and fair view of the financial position and performance of the entity and that the opinion has been formed on the basis of a sound system of risk management and internal control which is operating effectively.	… the fact that we follow this recommendation: ☒ in our Corporate Governance Statement OR ☐ at this location: [insert location here]	☐ an explanation why that is so in our Corporate Governance Statement

4.3	A listed entity that has an AGM should ensure that its external auditor attends its AGM and is available to answer questions from security holders relevant to the audit.	… the fact that we follow this recommendation: ☒ in our Corporate Governance Statement OR ☐ at this location: [insert location here]

☐   an explanation why that is so in our Corporate Governance Statement

OR

☐   we are an externally managed entity that does not hold an annual general meeting and this recommendation is therefore not applicable

PRINCIPLE 5 – MAKE TIMELY AND BALANCED DISCLOSURE

5.1	A listed entity should: (a) have a written policy for complying with its continuous disclosure obligations under the Listing Rules; and (b) disclose that policy or a summary of it.	… our continuous disclosure compliance policy or a summary of it: ☒ in our Corporate Governance Statement OR ☐ at this location:	☐ an explanation why that is so in our Corporate Governance Statement

PRINCIPLE 6 – RESPECT THE RIGHTS OF SECURITY HOLDERS

6.1	A listed entity should provide information about itself and its governance to investors via its website.	… information about us and our governance on our website: ☒ at this location: http://www.primabiomed.com.au/ about_us/corporate_governance.php	☐ an explanation why that is so in our Corporate Governance Statement

6.2	A listed entity should design and implement an investor relations program to facilitate effective two-way communication with investors.	… the fact that we follow this recommendation: ☒ in our Corporate Governance Statement OR ☐ at this location:	☐ an explanation why that is so in our Corporate Governance Statement

Corporate Governance Council recommendation		We have followed the recommendation in full for the whole of the period above. We have disclosed …	We have NOT followed the recommendation in full for the whole of the period above. We have disclosed …
6.3	A listed entity should disclose the policies and processes it has in place to facilitate and encourage participation at meetings of security holders.

… our policies and processes for facilitating and encouraging participation at meetings of security holders:

☐   in our Corporate Governance Statement

OR

☒   at this location:

http://www.primabiomed.com.au/
about_us/corporate_governance.php

☐   an explanation why that is so in our Corporate Governance Statement

OR

☐   we are an externally managed entity that does not hold periodic meetings of security holders and this recommendation is therefore not applicable

6.4	A listed entity should give security holders the option to receive communications from, and send communications to, the entity and its security registry electronically.	… the fact that we follow this recommendation: ☒ in our Corporate Governance Statement OR ☐ at this location:	☐ an explanation why that is so in our Corporate Governance Statement

Corporate Governance Council recommendation	We have followed the recommendation in full for the whole of the period above. We have disclosed …	We have NOT followed the recommendation in full for the whole of the period above. We have disclosed …
PRINCIPLE 7 – RECOGNISE AND MANAGE RISK

7.1

The board of a listed entity should:

(a)   have a committee or committees to oversee risk, each of which:

(1)   has at least three members, a majority of whom are independent directors; and

(2)   is chaired by an independent director, and disclose:

(3)   the charter of the committee;

(4)   the members of the committee; and

(5)   as at the end of each reporting period, the number of times the committee met throughout the period and the individual attendances of the members at those meetings; or

(b)   if it does not have a risk committee or committees that satisfy (a) above, disclose that fact and the processes it employs for overseeing the entity’s risk management framework.

[If the entity complies with paragraph (a):]

… the fact that we have a committee or committees to oversee risk that comply with paragraphs (1) and (2):

☒   in our Corporate Governance Statement

OR

☐   at this location:

[insert location here]

… and a copy of the charter of the committee:

☒   at this location:

http://www.primabiomed.com.au/
about_us/corporate_governance.php

… and the information referred to in paragraphs (4) and (5):

☐   in our Corporate Governance Statement

OR

☒   at this location:

Annual Report at pages 10 to 13.

[If the entity complies with paragraph (b):]

… the fact that we do not have a risk committee or committees that satisfy (a) and the processes we employ for overseeing our risk management framework:

☐   in our Corporate Governance Statement

OR

☐   at this location:

[insert location here]

☐ an explanation why that is so in our Corporate Governance Statement

Corporate Governance Council recommendation		We have followed the recommendation in full for the whole of the period above. We have disclosed …	We have NOT followed the recommendation in full for the whole of the period above. We have disclosed …
7.2

The board or a committee of the board should:

(a)   review the entity’s risk management framework at least annually to satisfy itself that it continues to be sound; and

(b)   disclose, in relation to each reporting period, whether such a review has taken place.

		… the fact that we follow this recommendation: ☒ in our Corporate Governance Statement OR ☐ at this location: [insert location here]	☐ an explanation why that is so in our Corporate Governance Statement

7.3

A listed entity should disclose:

(a)   if it has an internal audit function, how the function is structured and what role it performs; or

(b)   if it does not have an internal audit function, that fact and the processes it employs for evaluating and continually improving the effectiveness of its risk management and internal control processes.

[If the entity complies with paragraph (a):]

… how our internal audit function is structured and what role it performs:

☐   in our Corporate Governance Statement

OR

☐   at this location:

[insert location here]

[If the entity complies with paragraph (b):]

… the fact that we do not have an internal audit function and the processes we employ for evaluating and continually improving the effectiveness of our risk management and internal control processes:

☒   in our Corporate Governance Statement

OR

☐   at this location:

☒ an explanation why that is so in our Corporate Governance Statement

7.4	A listed entity should disclose whether it has any material exposure to economic, environmental and social sustainability risks and, if it does, how it manages or intends to manage those risks.

… whether we have any material exposure to economic, environmental and social sustainability risks and, if we do, how we manage or intend to manage those risks:

☒   in our Corporate Governance Statement

OR

☐   at this location:.

☐ an explanation why that is so in our Corporate Governance Statement

Corporate Governance Council recommendation		We have followed the recommendation in full for the whole of the period above. We have disclosed …	We have NOT followed the recommendation in full for the whole of the period above. We have disclosed …
RINCIPLE 8 – REMUNERATE FAIRLY AND RESPONSIBLY

8.1

The board of a listed entity should:

(a)   have a remuneration committee which:

(1)   has at least three members, a majority of whom are independent directors; and

(2)   is chaired by an independent director, and disclose:

(3)   the charter of the committee;

(4)   the members of the committee; and

(5)   as at the end of each reporting period, the number of times the committee met throughout the period and the individual attendances of the members at those meetings; or

(b)   if it does not have a remuneration committee, disclose that fact and the processes it employs for setting the level and composition of remuneration for directors and senior executives and ensuring that such remuneration is appropriate and not excessive.

[If the entity complies with paragraph (a):]

… the fact that we have a remuneration committee that complies with paragraphs (1) and (2):

☒   in our Corporate Governance Statement

OR

☐   at this location:

[insert location here]

… and a copy of the charter of the committee:

☒   at this location:

http://www.primabiomed.com.au/
about_us/corporate_governance.php

… and the information referred to in paragraphs (4) and (5):

☐   in our Corporate Governance Statement

OR

☒   at this location:

Annual Report at pages 10 to 13.

[If the entity complies with paragraph (b):]

… the fact that we do not have a remuneration committee and the processes we employ for setting the level and composition of remuneration for directors and senior executives and ensuring that such remuneration is appropriate and not excessive:

☐   in our Corporate Governance Statement

OR

☐   at this location:

[insert location here]

☐ an explanation why that is so in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable

8.2	A listed entity should separately disclose its policies and practices regarding the remuneration of non-executive directors and the remuneration of executive directors and other senior executives.

… separately our remuneration policies and practices regarding the remuneration of non-executive directors and the remuneration of executive directors and other senior executives:

☒   in our Corporate Governance Statement

OR

☐   at this location:

[insert location here]

☐ an explanation why that is so in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable

Corporate Governance Council recommendation		We have followed the recommendation in full for the whole of the period above. We have disclosed …	We have NOT followed the recommendation in full for the whole of the period above. We have disclosed …
8.3

A listed entity which has an equity-based remuneration scheme should:

(a)   have a policy on whether participants are permitted to enter into transactions (whether through the use of derivatives or otherwise) which limit the economic risk of participating in the scheme; and

(b)   disclose that policy or a summary of it.

… our policy on this issue or a summary of it: ☒ in our Corporate Governance Statement OR ☐ at this location:

☐   an explanation why that is so in our Corporate Governance Statement

OR

☐   we do not have an equity-based remuneration scheme and this recommendation is therefore not applicable

OR

☐   we are an externally managed entity and this recommendation is therefore not applicable

ADDITIONAL DISCLOSURES APPLICABLE TO EXTERNALLY MANAGED LISTED ENTITIES

-

Alternative to Recommendation 1.1 for externally managed listed entities:

The responsible entity of an externally managed listed entity should disclose:

(a)   the arrangements between the responsible entity and the listed entity for managing the affairs of the listed entity;

(b)   the role and responsibility of the board of the responsible entity for overseeing those arrangements.

		… the information referred to in paragraphs (a) and (b): ☐ in our Corporate Governance Statement OR ☐ at this location: [insert location here]	☐ an explanation why that is so in our Corporate Governance Statement

-	Alternative to Recommendations 8.1, 8.2 and 8.3 for externally managed listed entities: An externally managed listed entity should clearly disclose the terms governing the remuneration of the manager.	…the terms governing our remuneration as manager of the entity: ☐ in our Corporate Governance Statement OR ☐ at this location: [insert location here]	☐ an explanation why that is so in our Corporate Governance Statement

CORPORATE GOVERNANCE STATEMENT

The Corporate Governance Statement sets out the extent to which the Company has followed the recommendations of the ASX Corporate Governance Council’s Corporate Governance Principles and Recommendations for the year ending 30 June 2017.

Corporate Governance Council Recommendation		Compliance	Comment
PRINCIPLE 1 – LAY SOLID FOUNDATIONS FOR MANAGEMENT AND OVERSIGHT

1.1	A listed entity should disclose: (a) the respective roles and responsibilities of its board and management; and (b) those matters expressly reserved to the board and those delegated to management.	Complies

The Company has established a Board Charter, which discloses the specific responsibilities of the Board and those of senior executives.

The Board delegates responsibility for the day to day operations and administration of the Company to Management.

The Company’s Board Charter is posted on the Company’s website.

1.2

A listed entity should:

(a)    undertake appropriate checks before appointing a person, or putting forward to security holders a candidate for election, as a director; and

(b)    provide security holders with all material information in its possession relevant to a decision on whether or not to elect or re-elect a director.

Complies

The Chairman and Chief Executive Officer are responsible for ensuring that appropriate checks are undertaken before a director candidate is appointed or put forward to security holders for election.

All material information in the Company’s possession relevant to a decision on whether or not to elect or re- elect a director is provided to security holders in the notice of the meeting at which the director is to be put forward for election or re-election.

1.3	A listed entity should have a written agreement with each director and senior executive setting out the terms of their appointment.	Complies	Directors and senior executives have in place written agreements with the Company setting out the terms of their appointment.

CORPORATE GOVERNANCE STATEMENT

Corporate Governance Council Recommendation		Compliance	Comment
1.4	The company secretary of a listed entity should be accountable directly to the board, through the chair, on all matters to do with the proper functioning of the board.	Complies	The Company Secretary reports directly to the Chairman. The decision to appoint or remove the Company Secretary is made by the Board.

CORPORATE GOVERNANCE STATEMENT

Corporate Governance Council Recommendation	Compliance	Comment
1.5

A listed entity should:

(a)    have a diversity policy which includes requirements for the board or a relevant committee of the board to set measurable objectives for achieving gender diversity and to assess annually both the objectives and the entity’s progress in achieving them;

(b)    disclose that policy or a summary of it; and

(c)    disclose as at the end of each reporting period the measurable objectives for achieving gender diversity set by the board or a relevant committee of the board in accordance with the entity’s diversity policy and its progress towards achieving them and either:

(1)    the respective proportions of men and women on the board, in senior executive positions and across the whole organisation (including how the entity has defined “senior executive” for these purposes); or

(2)    if the entity is a “relevant employer” under the Workplace Gender Equality Act, the entity’s most recent “Gender Equality Indicators”, as defined in and published under that Act.

Does Not Comply

The Company recognises that both gender and other forms of diversity are important and will seek to promote gender diversity of its Board and to facilitate a range of diversity initiatives throughout the Company.

At present the Board does not have a formal diversity policy as recommended by the ASX Corporate Governance Council’s Principles and Recommendations. The Board believes that the Company is not of a size nor has a large enough workforce to require a formal diversity policy. A diversity policy will be formalised as the Company develops and grows. At present the Board ensures that appropriate procedures and measures are introduced and responsibilities delegated to the Remuneration committee to ensure that the both the Board’s and the Company’s diversity objectives are met.

As at 30 June 2017, 53% of the Company’s employees were female. The Board is comprised of five directors with the Chairman being female. This is a participation rate of 20%.

CORPORATE GOVERNANCE STATEMENT

Corporate Governance Council Recommendation	Compliance	Comment
1.6

A listed entity should:

(a)    have and disclose a process for periodically evaluating the performance of the board, its committees and individual directors; and

(b)    disclose, in relation to each reporting period, whether a performance evaluation was undertaken in the reporting period in accordance with that process.

Complies

The Board undertakes continuing self-assessment of its collective performance, the performance of the Chair and of its committees. The assessment also considers the adequacy of access to information and the support provided by management. Any action plans are documented together with specific performance goals which are agreed for the coming year. The Chair undertakes assessments of the performance of individual directors by meeting privately with each director to discuss this assessment during each reporting period.

The Chair undertook an informal annual performance evaluation of the Board this year.

1.7

A listed entity should:

(a)    have and disclose a process for periodically evaluating the performance of its senior executives; and

(b)    disclose, in relation to each reporting period, whether a performance evaluation was undertaken in the reporting period in accordance with that process.

Complies

Senior Executives are subject to an annual performance evaluation. Each year, senior executives (including the CEO) establish a set of performance targets. These targets are aligned to the overall corporate strategy and strategic goals. In the case of the CEO, these targets are agreed between the CEO and the Remuneration Committee and approved by the full Board.

A performance evaluation was undertaken in the reporting period in accordance with the above process.

CORPORATE GOVERNANCE STATEMENT

Corporate Governance Council Recommendation		Compliance	Comment
PRINCIPLE 2 – STRUCTURE THE BOARD TO ADD VALUE

2.1

The  board of a listed entity should:

(a)    have a nomination committee which:

(1)    has at least three members, a majority of whom are independent directors; and

(2)    is chaired by an independent director,

and disclose:

(3)    the charter of the committee;

(4)    the members of the committee; and

(5)    as at the end of each reporting period, the number of times the committee met throughout the period and the individual attendances of the members at those meetings; or

(b)    if it does not have a nomination committee, disclose that fact and the processes it employs to address board succession issues and to ensure that the board has the appropriate balance of skills, knowledge, experience, independence and diversity to enable it to discharge its duties and responsibilities effectively.

Does Not Comply

The Board believes that the Company is not of size, nor are its financial affairs of such complexity, to justify the establishment of a Nomination Committee of the Board of Directors as recommended by the ASX Corporate Governance Council. All matters which might be properly dealt with by a Nomination Committee are considered by full Board of Directors.

The Board assesses its composition regularly to ensure that it has the skills, knowledge, experience, independence and diversity to enable it to discharge its duties and responsibilities in this area effectively.

2.2	A listed entity should have and disclose a board skills matrix setting out the mix of skills and diversity that the board currently has or is looking to achieve in its membership.	Complies

The skills of each Board member are disclosed on the Company’s website and in the Company’s Annual Report for each year.

The Board Charter states the mix of skills and diversity the Board of directors is looking to achieve.

CORPORATE GOVERNANCE STATEMENT

Corporate Governance Council Recommendation	Compliance	Comment
2.3

A listed entity should disclose:

(a)    the names of the directors considered by the board to be independent directors;

(b)    if a director has an interest, position, association or relationship of the type described in Box 2.3 of the Corporate Governance Principles and Recommendations but the board is of the opinion that it does not compromise the independence of the director, the nature of the interest, position, association or relationship in question and an explanation of why the board is of that opinion; and

(c)    the length of service of each director.

Complies

The names of the directors considered to be independent and their length of service as at 30 June 2017, are as follows:

Ms Lucy Turnbull, AO – 6.73 years’ service

Mr Albert Wong – 7.17 years’ service

Dr Russell Howard – 4.15 years’ service

Mr Pete Meyers – 3.38 years’ service

In terms of managing conflicts, those Directors who have interests in specific transactions or potential transactions do not participate in any part of a Directors’ meeting which considers those transactions or potential transactions, are not involved in the decision-making process in respect of those transactions or potential transactions, and are asked not to discuss those transactions or potential transactions with other Directors.

CORPORATE GOVERNANCE STATEMENT

Corporate Governance Council Recommendation		Compliance	Comment
2.4	A majority of the board of a listed entity should be independent directors.	Complies	The Board is to be comprised of both executive and non-executive directors with a majority of non-executive directors. Non-executive directors bring a fresh perspective to the Board’s consideration of strategic, risk and performance matters. In recognition of the importance of independent views and the Board’s role in supervising the activities of management, the majority of the Board is independent of management and, all directors are required to exercise independent judgement and review and constructively challenge the performance of management.

2.5	The chair of the board of a listed entity should be an independent director and, in particular, should not be the same person as the CEO of the entity.	Complies	The Chair is an independent non-executive director and the roles of Chairman and Chief Executive Officer are not exercised by the same individual.

2.6	A listed entity should have a program for inducting new directors and provide appropriate professional development opportunities for directors to develop and maintain the skills and knowledge needed to perform their role as directors effectively.	Complies

New directors undergo an induction process in which they are given a full briefing on the Company and the Company is committed to continuing development of its Directors and executives.

For details on the induction of new directors and the continuing development objectives of the Company, please refer to the Board Charter.

CORPORATE GOVERNANCE STATEMENT

Corporate Governance Council Recommendation		Compliance	Comment
PRINCIPLE 3 – ACT ETHICALLY AND RESPONSIBLY

3.1	A listed entity should: (a) have a code of conduct for its directors, senior executives and employees; and (b) disclose that code or a summary of it.	Complies	Please refer to Attachment C of the Board Charter for a copy of the Code of Conduct Policy.

CORPORATE GOVERNANCE STATEMENT

Corporate Governance Council Recommendation	Compliance	Comment
PRINCIPLE 4 – SAFEGUARD INTEGRITY IN CORPORATE REPORTING

4.1

The board of a listed entity should:

(a)    have an audit committee which:

(1)    has at least three members, all of whom are non-executive directors and a majority of whom are independent directors; and

(2)    is chaired by an independent director, who is not the chair of the board,

and   disclose:

(3)    the charter of the committee;

(4)    the relevant qualifications and experience of the members of the committee; and

(5)    in relation to each reporting period, the number of times the committee met throughout the period and the individual attendances of the members at those meetings; or

(b)    if it does not have an audit committee, disclose that fact and the processes it employs that independently verify and safeguard the integrity of its corporate reporting, including the processes for the appointment and removal of the external auditor and the rotation of the audit engagement partner.

Complies

The membership of the Audit & Risk Committee is comprised of three Non-Executive Directors who are all independent directors. The Chairman of the Audit & Risk Committee is an Independent Director who is not the Chairman of the Board. The members of the Audit & Risk Committee are financially literate and have an appropriate understanding of the industry in which the group operates.

The relevant qualifications and experience of the members of the Committee is contained in the Directors’ Report of the Annual Report.

Please refer to Attachment A of the Board Charter for a copy of the Audit & Risk Committee Charter and to the Annual Report for details on meetings held and the attendances of the respective Committee members.

CORPORATE GOVERNANCE STATEMENT

Corporate Governance Council Recommendation		Compliance	Comment
4.2	The board of a listed entity should, before it approves the entity’s financial statements for a financial period, receive from its CEO and CFO a declaration that, in their opinion, the financial records of the entity have been properly maintained and that the financial statements comply with the appropriate accounting standards and give a true and fair view of the financial position and performance of the entity and that the opinion has been formed on the basis of a sound system of risk management and internal control which is operating effectively.	Complies	The Board receives this assurance from the Chief Executive Officer and the Chief Financial Officer for each of the Full Year and Half Year reporting periods.

4.3	A listed entity that has an AGM should ensure that its external auditor attends its AGM and is available to answer questions from security holders relevant to the audit.	Complies	Each year the Company’s external auditor attends the Annual General Meeting.

CORPORATE GOVERNANCE STATEMENT

Corporate Governance Council Recommendation		Compliance	Comment
PRINCIPLE 5 – MAKE TIMELY AND BALANCED DISCLOSURE

5.1	A listed entity should: (a) have a written policy for complying with its continuous disclosure obligations under the Listing Rules; and (b) disclose that policy or a summary of it.	Complies

The Company has a continuous disclosure policy which sets out the procedures on the disclosure of any information concerning the Group that a reasonable person would expect to have a material effect on the price of the Company’s securities. These procedures also include the arrangements the Company has in place to promote communication with shareholders and encourage effective participation at general meetings.

The General Counsel and Company Secretary has been nominated as the person responsible for communications with the Australian Securities Exchange (ASX) and NASDAQ which includes the responsibility for meeting the continuous disclosure requirements.

All Company announcements, media briefings, details of Company meetings and press releases are available on the Company’s website. The Company arranges for advance notification of significant group briefings and makes them widely accessible, including through the use of webcasting. Shareholders either receive a copy of the Company’s annual reports either by post or through electronic means.

CORPORATE GOVERNANCE STATEMENT

Corporate Governance Council Recommendation		Compliance	Comment
PRINCIPLE 6 – RESPECT THE RIGHTS OF SECURITY HOLDERS

6.1	A listed entity should provide information about itself and its governance to investors via its website.	Complies	All information pertaining to the Company can be located on the Company’s website, including Director and Management biographies, overview of operations, as well as copies of all announcements, presentations and reports. The Company also has a website landing page entitled “Corporate Governance” where all relevant corporate governance information can be accessed.

6.2	A listed entity should design and implement an investor relations program to facilitate effective two-way communication with investors.	Complies

The Board has established practices to facilitate effective communication with shareholders. The Chief Executive Officer and the Company Secretary oversee this process through the Company’s website and investor updates. Regular briefings are held with professional investors. Prior to such briefings, any new information to be given is first released to the ASX.

All shareholders are notified in writing of general meetings and are strongly encouraged to attend and participate in the Annual General Meetings of the Company, to lodge questions to be answered by the Board and / or Chief Executive Officer, and are able to appoint proxies.

6.3	A listed entity should disclose the policies and processes it has in place to facilitate and encourage participation at meetings of security holders.	Complies	Please refer to Attachment F of the Board Charter for a copy of the Shareholder Communication Policy.

CORPORATE GOVERNANCE STATEMENT

Corporate Governance Council Recommendation		Compliance	Comment
6.4	A listed entity should give security holders the option to receive communications from, and send communications to, the entity and its security registry electronically.	Complies	Through the Company’s website security holders are invited to provide their email address to enable electronic communication to and from the Company and its share registry.

PRINCIPLE 7 – RECOGNISE AND MANAGE RISK

7.1

The board of a listed entity should:

(a)    have a committee or committees to oversee risk, each of which:

(1)    has at least three members, a majority of whom are independent directors; and

(2)    is chaired by an independent director,

and   disclose:

(3)    the charter of the committee;

(4)    the members of the committee; and

(5)    as at the end of each reporting period, the number of times the committee met throughout the period and the individual attendances of the members at those meetings; or

(b)    if it does not have a risk committee or committees that satisfy (a) above, disclose that fact and the processes it employs for overseeing the entity’s risk management framework.

Complies

The Board has established a separate committee to oversee its Audit & Risk Management framework. However, the overall Risk Management function has been retained by the full board. The board charter states that the board is responsible for ensuring robust and effective risk management, compliance and control systems (including legal compliance) are in place and operating effectively.

As stated earlier, the Committee is made up of a majority of non-executive independent directors. It is also chaired by an independent director.

Please refer to Attachment A of the Board Charter for a copy of the Audit & Risk Committee Charter.

Information about the members of the committee, the number of times the committee met throughout the most recent reporting period and the individual attendances of members at those meetings is contained in the Directors’ Report.

CORPORATE GOVERNANCE STATEMENT

Corporate Governance Council Recommendation	Compliance	Comment
7.2

The  board or a committee of the board should:

(a)    review the entity’s risk management framework at least annually to satisfy itself that it continues to be sound; and

(b)    disclose, in relation to each reporting period, whether such a review has taken place.

	Complies	The Board is responsible for satisfying itself annually, or more frequently as required, that management has developed and implemented a sound system of risk management and internal control. Detailed work, particularly in respect of the Company’s s404 Sarbanes Oxley internal control reporting obligations and its financial reporting and external audit processes, are delegated to the Audit & Risk Committee and reviewed by the full board. The Audit & Risk Committee is responsible for ensuring there are adequate policies in relation to risk management, compliance and internal control systems. It monitors the Company’s risk management by overseeing management’s actions in the evaluation, management, monitoring and reporting of material operational, financial, compliance and strategic risks.

CORPORATE GOVERNANCE STATEMENT

Corporate Governance Council Recommendation	Compliance	Comment
7.3

A listed entity should disclose:

(a)    if it has an internal audit function, how the function is structured and what role it performs; or

(b)    if it does not have an internal audit function, that fact and the processes it employs for evaluating and continually improving the effectiveness of its risk management and internal control processes.

	Does Not Comply	At present the Company does not have an Internal Audit Function as recommended by the ASX Corporate Governance Council’s Principles and Recommendations. The Board is of the view that the Company is not of a size or complexity that would require a formal internal audit function. At present the Company undertakes periodic internal and external reviews of its system of risk management and internal control and seeks the advice and recommendations of its external auditor in relation to its system of financial control and compliance.

CORPORATE GOVERNANCE STATEMENT

Corporate Governance Council Recommendation		Compliance	Comment
7.4	A listed entity should disclose whether it has any material exposure to economic, environmental and social sustainability risks and, if it does, how it manages or intends to manage those risks.	Complies

Any material exposure to economic risk is disclosed in the Annual Report of the Company.

The Company manages its exposure to economic risk by having a sound system of control and accountability systems to ensure the Company is progressing towards goals set by the board. These controls are reviewed annually with the input of the Company’s auditors.

The Audit and Risk Management Committee is responsible for reviewing at least annually the effectiveness of the Company’s risk management and internal control systems and make relevant recommendations to the Board. In discharging its duties, the Committee has unrestricted access to all staff and to the Company’s auditors, both internal and external, to seek information and explanations from them. The Committee proactively makes recommendations to the Board in relation to the outputs of the financial reporting and disclosure processes and with respect to risk management and internal control.

The Board retains the overall Risk Management function. The Company does not have any material exposure to environmental or social sustainability risks and consequently currently has no formal policies in place to manage such risks.

However, the Company will monitor exposure to such risks and implement appropriate policies when required.

CORPORATE GOVERNANCE STATEMENT

Corporate Governance Council Recommendation		Compliance	Comment
PRINCIPLE 8 – REMUNERATE FAIRLY AND RESPONSIBLY

8.1

The board of a listed entity should:

(a)    have a remuneration committee which:

(1)    has at least three members, a majority of whom are independent directors; and

(2)    is chaired by an independent director,

and disclose:

(3)    the charter of the committee;

(4)    the members of the committee; and

(5)    as at the end of each reporting period, the number of times the committee met throughout the period and the individual attendances of the members at those meetings; or

(b)    if it does not have a remuneration committee, disclose that fact and the processes it employs for setting the level and composition of remuneration for directors and senior executives and ensuring that such remuneration is appropriate and not excessive.

Complies

The membership of the Remuneration Committee is comprised of three Non-Executive Directors who are all independent directors. The Chairman of the Remuneration Committee is an Independent Non-Executive Director.

The details of the members of the committee are disclosed in Directors’ Report.

Please refer to Attachment B of the Board Charter for a copy of the Remuneration Committee Charter and to the Annual Report for details on meetings held and the attendances of the respective Committee members.

8.2	A listed entity should separately disclose its policies and practices regarding the remuneration of non-executive directors and the remuneration of executive directors and other senior executives.	Complies	Please refer to the Remuneration Report in the Annual Report and to the Senior Executive Remuneration Policy included as Attachment E to the Board Charter.

CORPORATE GOVERNANCE STATEMENT

Corporate Governance Council Recommendation	Compliance	Comment
8.3

A listed entity which has an equity-based remuneration scheme should:

(a)    have a policy on whether participants are permitted to enter into transactions (whether through the use of derivatives or otherwise) which limit the economic risk of participating in the scheme; and

(b)    disclose that policy or a summary of it.

Complies

Non-executive directors may choose to receive shares in the Company as part of their remuneration instead of receiving cash. However, non-executive Directors may not participate in equity schemes of the Company, such as options schemes, that are designed to encourage enhanced performance of the participant.

Please refer to Attachment D to the Board Charter which provides under the subheading “Anti hedging Policy” that restricted Persons are not permitted to enter into transactions with securities (or any derivative thereof) in associated products which limit the economic risk of any unvested entitlements under any equity-based remuneration schemes offered by the Company.

Securities Trading Policy

Purpose

This Securities trading policy (Policy) sets out the policy of the Company regarding the trading in Company Securities. In this Policy:

•	Securities include shares as well as options, warrants, debentures and any other Security on issue from time to time.

Scope

This policy applies to all Executive and Non-executive directors, officers and employees of the Company (including those defined as Key Management Personnel according to AASB 124 Related Party Disclosures) and their associates (collectively, Restricted Persons) of the Company, and its subsidiaries (collectively, Group)

Policy

The Company has adopted this Policy to regulate dealings by Restricted Persons in Securities.

All Restricted Persons must comply at all times with the provisions of the Corporation Act and Australian Securities Exchange (ASX) Listing Rules concerning Securities dealings including:

•	Insider trading provisions;

•	Market manipulation provisions; and

•	Notification requirements.

It is each Restricted Person’s own responsibility to ensure that they are fully aware of their legal obligations with respect of Security dealings.

All trading in Securities by Restricted Persons must be in accordance with this Policy. Despite anything else in this Policy, Restricted Persons should not deal in the Company’s Securities when they possess Price Sensitive Information relating to the Company that is not generally available to the market.

Insider Trading

Restricted Persons who possess material price sensitive information (collectively, inside information) relating to the Company, are prohibited in all circumstances from:

•	Trading in Securities in the Company;

•	Procuring others to trade in Securities in the Company; and

•	Directly or indirectly communicating the inside information to another person who the Restricted Person believes is likely to trade in the Securities in the Company in any way or procure a third person to trade in the Securities in the Company.

Insider trading is strictly prohibited by law, and it is incumbent upon all Restricted Persons to uphold that prohibition. Insider trading, or the perception of insider trading, by any Restricted Person will not be tolerated.

Insider trading is a crime and can result in imprisonment, fines, orders to pay compensation and other penalties against the Company and Restricted Persons.

Price Sensitive Inside Information

Non-public price sensitive information or inside information is information which is not generally available to the public and which a reasonable person would expect to have a material effect on the price or value of Securities. The person who holds the information knows, or ought reasonably to know, that the information is not generally available and, if it were, it might have a material effect on the price or value of the Company’s Securities.

Examples of inside information include, but are not limited to:

•	A material variance in the financial performance of the Company; or

•	The signing or termination of a joint venture; or

•	A proposed or actual takeover; or

•	An unexpected liability or legal claim against the Company; or

•	Proposed share issue; or

•	Changes in management.

Information is considered generally available if:

•	It can be easily observed; or

•	It has been released to the ASX, published in an Annual Report or prospectus or is generally available to the investing public and a reasonable time has elapsed since the information was communicated; or

•	It may be deduced, inferred or concluded from the above.

Information would be likely to have a material effect on the price or value of Company Securities if the information might influence persons who commonly acquire Securities in deciding whether or not to acquire or dispose of Company Securities.

Black Out Periods/Closed Periods

Given the heightened risk of actual or perceived insider trading, the Board has determined that Restricted Persons are prohibited from dealing in Company Securities during the following periods (Closed Periods):

a)	the four (4) week period prior to the release of the Company’s half yearly accounts to the ASX until the opening of the trading window on the second business day following the release;

b)	the four (4) week period prior to the release of the Company’s annual accounts to the ASX until the opening of the trading window on the second business day following the release; and

c)	Any other period determined by the Board from time to time to be a black out period.

The Company Secretary will notify Restricted Persons of the precise opening and closing date of any other Closed Period determined by the Board.

Excluded Trading

Trading that is not covered by the restrictions in this Policy, includes:

•	Transfer of Securities in a superannuation fund or other saving scheme in which the Restricted Person is a beneficiary, but the Restricted Person has no control or influence over the investment decisions made by the superannuation fund or saving scheme;

•	An investment in, or trading units of, a fund or other scheme (other than a scheme only investing in Company Securities) where the assets of the fund or other scheme are invested at the discretion of a third party;

•	Where a Restricted Person is a trustee, trading in Securities by that trust provided the Restricted Person is not a beneficiary of the trust and any decision to trade during a Closed Period is taken by the other trustees or by the investment managers independently of the Restricted Person;

•	Undertakings to accept, or the acceptance of, a takeover offer;

•	Trading under an offer or invitation made to all or most of the Security holders, such as, a rights issue, a Security purchase plan, a dividend or distribution investment plan (DRP) and an equal access buy-back, where the plan that determines the timing and structure of the offer has been approved by the Board. In the case of a DRP, the Restricted Person must only elect to participate in the DRP when they are not in possession of non-public price sensitive information and may not change that election until they are again not in possession of non-public price sensitive information.;

•	A disposal of Securities of the entity that is the result of a secured lender exercising their rights, for example, under a margin lending arrangement;

•	The exercise (but not the sale of Securities following exercise) of an option or a right under an employee incentive scheme, or the conversion of a convertible Security, where the final date for the exercise of the option or right, or the conversion of the Security, falls during a Closed Period and where the Restricted Person could not reasonable have been able to exercise at a time when free to do so.; and

•	Trading under a non-discretionary trading plan for which prior written clearance has been provided in accordance with procedures set out in this Policy and where:

•	The Restricted Person did not enter into the plan or amend the plan during a Closed Period; and

•	The trading plan does not permit the Restricted Person to exercise any influence or discretion over how, when, or whether to trade.

•	The Company’s trading policy does not allow the Restricted Person to cancel the trading plan or cancel or otherwise vary the terms of his or her participation in the trading plan during a prohibited period other than in exceptional circumstances.

Trading inside a Black Out Period - Exceptional Circumstances

A Restricted Person, who is not in possession of inside information affecting Securities, may be given prior written approval to sell or otherwise dispose of Securities during a Closed Period where there are exceptional circumstances. Exceptional circumstances may include:

•	severe financial hardship which means a Restricted Person has a pressing financial commitment that cannot be satisfied otherwise than by selling the Securities. By example, the tax liability of a Restricted Person would not normally constitute severe financial hardship unless the Restricted Person has no other means of satisfying the liability;

•	if the Restricted Person is required by a court order, or there are court enforceable undertakings to transfer or sell the Securities or there is some other overriding legal or regulatory requirement for the Restricted Person to do so; or

•	a situation determined by the Chairman or, in the case of the Chairman, the non-executive Directors, to be an exceptional circumstance.

Procedure for obtaining written approval:

When requesting prior written approval to sell or otherwise dispose of Securities during a Closed Period, a Restricted Person must submit an application in writing (which can be by email) to the Chairman, generally through the Company Secretary (in the case of the Chairman an application in writing (which can be by email) to the non-executive Directors) including the reasons for requesting approval and confirming the Restricted Person is not in possession of non-public price sensitive information. Approval, if granted, must be in writing (which can be by email) and must specify a time period for which the approval applies.

Extension of restrictions to family members and others

A number of the restrictions described in this Policy prohibit the communication of non-public price sensitive information to other people or arranging for another person to trade in Securities.

Where a person related to or closely connected with a Restricted Person undertakes trading in Securities which are restricted by this Policy, there is often a presumption that such person has been privy to information which is held by the Restricted Person. If that presumption is correct, both the Restricted Person and the other person may have engaged in insider trading. Even if that presumption is incorrect, such trading may create a perception of insider trading.

Accordingly, to the extent that it is within Restricted Persons’ power to do so, Restricted Persons should ensure that any Securities trading which is prohibited by this Policy is not undertaken by their:

•	spouse or partner;

•	immediate family members such as a parent, child, sibling, in-laws or other relative living in the Restricted Persons home or to whom material support is contributed;

•	a company or trust over which the Restricted Person has influence or control (regardless of who is the beneficiary);

•	a trust of which the Restricted Person is a beneficiary (other than a trust over which the Restricted Person exercises no control, i.e. a third person or entity exercises exclusive discretionary authority); and

•	any other person over whom Restricted Person has investment control or influence.

Notifiable Interests

Executive & Non-Executive directors must provide to the Company Secretary, all information regarding the trading of the Company Securities within 2 (two) days of a trade in the Company’s Securities to ensure compliance with all requirements of the Corporations Act and the Listing Rules.

Anti-hedging Policy

Restricted Persons are not permitted to enter into transactions with Securities (or any derivative thereof) in associated products which limit the economic risk of any unvested entitlements under any equity-based remuneration schemes offered by the Company.

Review of this Policy

This Policy will be reviewed regularly by the Company’s Directors having regard to the changing circumstances of the Company and any changes to this Policy will be notified to affected persons in writing. Material changes in the Policy will be notified to the ASX in accordance with the Listing Rules.

Breaches of this Policy

Strict compliance with this policy is mandatory for all Restricted Persons. Breaches of this policy may damage the Company’s reputation in the investment community and undermine confidence in the market for Company Securities.

Any Restricted Person who becomes aware of a violation of this Policy should immediately report the violation to the Company Secretary.

It should also be noted that, in some circumstances, the Company may be obliged to notify regulatory and/or criminal authorities of a serious breach of this Policy.

Further Information

If you have any questions or need further information on how to comply with this policy, please contact the Company Secretary.

Glossary of Terms

Trading Window	A period not subject to a Black Out Period. A Trading Window commences on the business day following the end of a Black Out Period. It continues until such time as a Black Out Period commences again, subject to any other trading restrictions.

Black Out Period	Is a Closed Period in which Restricted Persons are prohibited from trading in Company Securities, unless under exceptional circumstances.

Closed Period	Is a Black Out Period in which Restricted Persons are prohibited from trading in Company Securities, unless under exceptional circumstances.

Restricted Person	Includes all Executive and Non-Executive directors, officers and employees of the Company, including their associates.

Inside Information	Price sensitive information relating to the Company that is not generally available to the public, which a reasonable person would expect to have a material effect on the price or value of Company Securities.